UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  August 6, 2015

Prosperity bancshares, inc.

(Exact name of registrant as specified in its charter)

Texas	1-35388	74-2331986
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4295 San Felipe Houston, Texas 77027 (Address of principal executive offices including zip code)

Registrant's telephone number, including area code: (281) 269-7199

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On August 6, 2015, Prosperity Bancshares, Inc. ("Prosperity"), a Texas corporation and parent company of Prosperity Bank, El Campo, Texas, issued a press release announcing that it had entered into an Agreement and Plan of Reorganization (the "Agreement") with Tradition Bancshares, Inc. (the "Company"), a Texas corporation and bank holding company of Tradition Bank, a Texas banking association (the “Bank”), pursuant to which the Company will merge with and into Prosperity.

Under the terms of the Agreement, all outstanding stock of the Company will be converted into the right to receive an aggregate of 679,679 shares of Prosperity common stock, plus cash in lieu of any fractional share, and an amount of cash equal to $39,000,000, subject to certain conditions and potential adjustments as described in the Agreement. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the shareholders of the Company. The transaction is expected to close during the fourth quarter of 2015, although delays could occur.

The press release announcing the proposed transaction is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following is an exhibit to this Current Report on Form 8-K:

	Exhibit Number	Description of Exhibit

	99.1	Press Release issued by Prosperity Bancshares, Inc. dated August 6, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERITY BANCSHARES, INC.
(Registrant)

Dated: August 6, 2015	By:	/s/ Charlotte M. Rasche
Charlotte M. Rasche Executive Vice President and General Counsel

exhibit index

Exhibit Number	Description of Exhibit

99.1	Press Release issued by Prosperity Bancshares, Inc. dated August 6, 2015.